UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	CORPORATE CAPITAL TRUST, INC.

Address of Principal Office:	450 S. Orange Avenue Orlando, Florida 32801

Telephone Number:	(866) 745-3797

Name and address of agent for service of process:	Andrew A. Hyltin Chief Executive Officer Corporate Capital Trust, Inc. CNL Center at City Commons 450 S. Orange Avenue Orlando, Florida 32801 Telephone: (866) 745-3797

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Orlando and the state of Florida on the 23rd day of June, 2010.

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Paul S. Saint-Pierre
	Name:	Paul S. Saint-Pierre
	Title:	Chief Financial Officer, Treasurer and Secretary

Attest:	/s/ Deryck A. Harmer
	Name:	Deryck A. Harmer
	Title:	Senior Vice President